Pernod Ricard

02 JUL 23 AM 10:54

July 4, 2002

02042818

AP/DD/254.2002

82-3361

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

dlw 7/24

Pernod Ricard

AGROS HOLDING SA (a Pernod Ricard subsidiary) disposes of its confectionery business

Paris, 2 July 2002 – Agros Holding has finalised contracts for the disposal of its confectionery business:

- ZPC SKAWA S.A.– confectionery and patisserie producer – sold to SKAWA BIS Sp. Zo.o, a company regrouping shares held by the employees since privatisation in 1997, and
- ZPC AGROS-OPTIMA S.A. – confectionery producer – sold to UNITOP and PARTNER Sp. Zo.o.

The sale to these Polish companies is the result of the refocusing of Agros on its core activities of fruit juice and jam. Through this refocusing, Agros aims to reinforce its leading position in its core activities.

Contacts
Alain-Serge Delaitte / Media Relations Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations Tel: +33 (0)1 40 76 77 33

Pernod Ricard

02 JUL 23 AM 10:50

SUPPL

Pernod Ricard announces sale of BWG to Electra

Paris, July 18 2002 – Pernod Ricard announces it has signed contracts for the sale of its wholly owned subsidiary BWG Group Limited (BWG), to Electra Partners Europe (Electra). The sale is conditional principally on the consent of the relevant regulatory authorities and is expected to complete during the course of the summer.

BWG is an Irish and British wholesale distribution business, providing goods and services to the retail grocery trade, licensed and catering outlets. BWG also owns or has the franchise rights to various branded stores, including SPAR in the Republic of Ireland, SPAR in south-west England and Bargain Booze in Great Britain. BWG also operates a network of cash and carries in the Republic of Ireland, Northern Ireland and Scotland.

Under Electra's ownership the existing management of BWG, led by Leo Crawford, will continue with the business.

Pernod Ricard will receive €220 million from Electra, of which €15 million is in the form of a loan note. Adjusting BWG's profits onto a normalised basis, Pernod Ricard estimates that in 2001 BWG would have had an EBIT of approximately €31 million.

Patrick Ricard, Pernod Ricard Chairman & CEO said *« BWG was the last significant asset in our program of disposal of non-core businesses. Pernod Ricard will now be operating as a pure player in the spirits and wine sector ».*

The proceeds will be used to pay down borrowings incurred to purchase Seagram's spirits and wine business.

SIEGE SOCIAL : 142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 – SOCIETE ANONYME AU CAPITAL DE 174 798 646 €
TELEPHONE :33.(0)1 40 76 77 12 – TELECOPIES : 33 (0)1 45 62 59 40– R.C.S. PARIS B 582 041 943

In an inter-linked transaction Electra is also purchasing a majority shareholding in Newhill Limited which owns approximately 115 SPAR stores mainly in the Dublin area.

Pernod Ricard was advised in the sale by Société Générale.

Contacts

Alain-Serge Delaitte / Media	Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York	Tel : (212) 486 1140

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com

SIEGE SOCIAL : 142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 – SOCIETE ANONYME AU CAPITAL DE 174 798 646 €
TELEPHONE :33 (0)1 40 76 77 12 – TELECOPIES : 33 (0)1 45 62 59 40– R.C.S. PARIS B 582 041 943